Exhibit 21

Subsidiaries of the Registrant

Subsidiary State of Incorporation or Organization

First Business Bank Wisconsin

First Business Specialty Finance Wisconsin

Mitchell Street Apartments Investment, LLC Wisconsin

ABKC Real Estate, LLC Kansas

FBB Real Estate 2, LLC Kansas

FBB Tax Credit Investment, LLC Wisconsin

First Madison Investment Corp. Nevada